FORM 3

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

File pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

          John S. Chapin
          6797 Winchester Circle
          Boulder, CO 80301

2.   Date of Event Requiring Statement (Month/Day/Year)


3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
          Applied Films Corporation AFCO

5.   Relationship of Reporting Person to Issuer (Check all applicable)

     __X__ Director                          _____ 10% Owner
     __X__ Officer (give title below)        _____ Other (specify below)
           -Secretary, Vice President-Research & Development

6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual of Joint/Group Filing (Check Applicable Line)
          __X__ Form filed by One Reporting Person
          _____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)
          Common Stock
          Common Stock
          Common Stock
          Common Stock
          Common Stock

2.   Amount of Securities Beneficially Owned (Instr. 4)
          360,855
           14,993
            2,968
           21,000
          170,714

3.   Ownership Form: Direct (D) or Indirect (I)  (Instr. 5)
          D
          I
          I
          I
          I

4.   Nature of Indirect Beneficial Ownership (Instr. 5)
          -
          General Partnership (1)
          Personal Investment Plan
          By Trust (1)
          By Family Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)
                                                                        (Over)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)
          Employee Stock Option Plan (Right to Buy)
          Employee Stock Option Plan (Right to Buy)

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable:
          (2)
          (3)
     Expiration Date:
          7/21/2003
          1/20/2005

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title
          Common Stock
          Common Stock
     Amount or Number of Shares
          16,590
          17,955

4.   Conversion or Exercise Price of Derivative Security
          $2.32
          $3.29

5.   Ownership Form or Dervivative Security: Direct (D) or Indirect (I)
     (Instr. 5)
          (D)
          (D)

6.   Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of all shares owned by partnership except for 25% of the above amount (3,748 shares) and all shares owned by the trust.
(2) The option vests in four equal annual installments beginning on July 21, 1994.
(3) The option vests in four equal annual installments beginning on January 20, 1996.



                             By: /s/ John S. Chapin                   11/19/97
                                 John S. Chapin
                                 **Signature of Reporting Person          Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.